                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                           National Energy Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   635812 100
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 635812 100

1     NAME OF REPORTING PERSON
                AREP Oil & Gas LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
                NA

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                5,597,824

8     SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER
                5,597,824

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,597,824

12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                50.1%

14    TYPE OF REPORTING PERSON
                OO

                                  SCHEDULE 13D

CUSIP No. 635812 100

1     NAME OF REPORTING PERSON
                American Real Estate Holdings L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
                NA

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
                5,597,824

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
                5,597,824

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,597,824

12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                50.1%

14    TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D

CUSIP No. 635812 100

1     NAME OF REPORTING PERSON
                American Real Estate Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
                NA

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                0

8     SHARED VOTING POWER
                5,597,824

9     SOLE DISPOSITIVE POWER
                0

10    SHARED DISPOSITIVE POWER
                5,597,824

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,597,824

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                50.1%

14    TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D

CUSIP No. 635812 100

1     NAME OF REPORTING PERSON
                American Property Investors, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
                NA

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                0

8     SHARED VOTING POWER
                5,597,824

9     SOLE DISPOSITIVE POWER
                0

10    SHARED DISPOSITIVE POWER
                5,597,824

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,597,824

12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                50.1%

14    TYPE OF REPORTING PERSON
                CO

                                  SCHEDULE 13D

CUSIP No. 635812 100

1     NAME OF REPORTING PERSON
                Beckton Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
                NA

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                0

8     SHARED VOTING POWER
                5,597,824

9     SOLE DISPOSITIVE POWER
                0

10    SHARED DISPOSITIVE POWER
                5,597,824

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,597,824

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                50.1%

14    TYPE OF REPORTING PERSON
                CO

                                  SCHEDULE 13D

CUSIP No. 635812 100

1     NAME OF REPORTING PERSON
                Greenville Holding LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*
                NA

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                0

8     SHARED VOTING POWER
                0

9     SOLE DISPOSITIVE POWER
                0

10    SHARED DISPOSITIVE POWER
                0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.0%

14    TYPE OF REPORTING PERSON*
                OO

                                  SCHEDULE 13D

CUSIP No. 635812 100

1     NAME OF REPORTING PERSON
                Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*
                NA

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                0

8     SHARED VOTING POWER
                5,597,824

9     SOLE DISPOSITIVE POWER
                0

10    SHARED DISPOSITIVE POWER
                5,597,824

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,597,824

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                50.1%

14    TYPE OF REPORTING PERSON*
                IN

                                  SCHEDULE 13D

Item 1. SECURITY AND ISSUER

This Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 1995 (the "Initial 13D"), by Reporting Persons with respect to the shares of Common Stock, $0.01 par value (the "Shares") of National Energy Group, Inc. (the "Issuer"), amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997, December 4, 1998, December 13, 2000,
May 16, 2003 and October 2, 2003, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original
Schedule 13D, as amended, previously filed by the Reporting Persons.

Item 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended by adding the following:

The definition of the "Reporting Persons" is hereby amended to (i) include therein AREP Oil & Gas LLC, a Delaware limited liability company ("AREP Oil & Gas"), having as its principal business address at 100 South Bedford Road, Mt. Kisco, New York 10549; and (ii) delete therefrom Greenville.

AREP Oil & Gas is wholly-owned by AREH, its sole member.

The description of Carl C. Icahn's principal occupation as set forth in the Initial 13D, as amended, is hereby amended and restated as follows:

Carl C. Icahn's present principal occupation or employment is (i) indirectly directing and managing the investments of Icahn Partners LP, a Delaware limited partnership, and Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, and (ii) acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

The name, citizenship, present principal occupation or employment and business address of each executive officer, director, manager or person performing similar functions of AREP Oil & Gas is set forth on Schedule A attached hereto.

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On January 21, 2005, AREP and Gascon Partners, a New York limited liability company controlled by Carl C. Icahn ("Gascon"), entered into a Membership Interest Purchase Agreement (the "Agreement"), pursuant to which (i) Gascon agreed to sell to AREP its managing membership interest (the "Membership Interest") in NEG Holding LLC, a Delaware limited liability company in which the Issuer holds the other membership interest, in consideration for which (ii) AREP agreed to issue 11,344,828 Depositary Units to Gascon, subject to certain adjustments that could reduce such consideration.

In connection with the transactions contemplated by the Agreement: (i) AREP will contribute the Membership Interest to AREH; (ii) Greenville will distribute its 1,539,449 Shares (the "Greenville Shares") to AREH; and (iii) AREH will contribute to AREP Oil & Gas (a) the 4,058,375 Shares held by AREH, (b) the Greenville Shares, and (c) the Membership Interest.

As a result of the transactions to be consummated in connection with the Agreement, Greenville will cease to have any beneficial interest in the Shares and thus is no longer a Reporting Person.

A copy of the Agreement is filed herewith as Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 5. INTEREST IN SECURITIES OF ISSUER

Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

      (a) As of the close of business on January 21, 2005, and after taking the transactions contemplated by the Agreement into account, Reporting Persons may be deemed to beneficially own in the aggregate 5,597,824 Shares, representing approximately 50.1% of the Issuer's common stock (based upon the 11,190,650 shares stated to be outstanding as of November 15, 2004 in the Issuer's Form 10-Q filed with the SEC on November 15, 2004).

AREP Oil & Gas has sole voting power and sole dispositive power with respect to 5,597,824 Shares, representing approximately 50.1% of the Issuer's outstanding common stock. AREH by virtue of its relationship to AREP Oil & Gas (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that AREP Oil & Gas directly beneficially owns. AREH disclaims beneficial ownership of such Shares for all other purposes. AREP, API, Beckton and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that AREH indirectly beneficially owns. Each of AREP, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

      (b) AREP Oil & Gas has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the Shares it directly beneficially owns. AREH may be deemed to share with AREP Oil & Gas the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that AREP Oil & Gas directly beneficially owns. Each of AREP, API, Beckton and Mr. Icahn may be deemed to share with AREH the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that AREH indirectly beneficially owns.

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial 13D, as amended, is hereby amended by the addition of the following:

Reference is made to the Agreement referred to in Item 4 and the descriptions thereof set forth in such Item. The Agreement is filed herewith as Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 7. MATERIALS TO BE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit 1. Membership Interest Purchase Agreement dated as of January 21, 2005, by and among AREP and Gascon Partners (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by AREP with the SEC on January 26, 2004).

                                                                      Schedule A

               DIRECTORS AND EXECUTIVE OFFICERS OF AREP OIL & GAS

      Name, Business Address and Principal Occupation of Each Executive Officer and Director of AREP Oil & Gas.

      The following sets forth the name, position, and principal occupation of each director and executive officer of AREP Oil & Gas. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each such director and executive officer is 767 Fifth Avenue, 47th Floor, New York, New York 10153.

NAME                       TITLE
----                       -----
Keith Meister              President and Secretary
Martin Hirsch              Vice President and Treasurer
John Saldarelli*           Vice President

----------
*Business address is 100 S. Bedford Road, Mt. Kisco, New York 10549.

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2004

AREP OIL & GAS LLC

By: American Real Estate Holdings L.P., its sole member
By: American Property Investors, Inc., its general partner

By: /s/ Martin Hirsch
    Name:  Martin Hirsch
    Title: Executive Vice President

AMERICAN REAL ESTATE HOLDINGS L.P.
By: American Property Investors, Inc., its general partner

By: /s/ Martin Hirsch
    Name:  Martin Hirsch
    Title: Executive Vice President

AMERICAN PROPERTY INVESTORS, INC.

By: /s/ Martin Hirsch
    Name:  Martin Hirsch
    Title: Executive Vice President

AMERICAN REAL ESTATE PARTNERS, L.P.
By: American Property Investors, Inc., its general partner

By: /s/ Martin Hirsch
    Name:  Martin Hirsch
    Title: Executive Vice President

BECKTON CORP.

By: /s/ Edward E. Mattner
    Name:  Edward E. Mattner
    Title: Authorized Signatory

GREENVILLE HOLDING LLC

By: /s/ Martin Hirsch
    Name:  Martin Hirsch
    Title: Manager

/s/ Carl C. Icahn
CARL C. ICAHN

             [Signature Page of 13D Amendment No. 10 with respect to
                          National Energy Group, Inc.]